                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               S C H E D U L E 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 3)

                             ROUGE INDUSTRIES, INC.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    779088103
                                    ---------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                        (Continued on following page(s))

                                Page 1 of 4 Pages

CUSIP NO. 779088 103                                                Page 2 of 4



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Worthington Industries, Inc.                31-1189815


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         -------------------------------------------------
                                                    (a)  [   ]
                                                    (b)  [   ]

3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         ------------------------------------
         State of Ohio


         5.        SOLE VOTING POWER
                   -----------------
                   5,999,600


         6.        SHARED VOTING POWER
                   -------------------
                   -0-


         7.        SOLE DISPOSITIVE POWER
                   ----------------------
                   5,999,600


         8.        SHARED DISPOSITIVE POWER
                   ------------------------
                   -0-


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         ------------------------------------------------------------
         5,999,600


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         ---------------------------------------------------------------------

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.
         ------------------------------------------------
         27.2%

12.      TYPE OF REPORTING PERSON*
         -------------------------
         CO

CUSIP NO. 779088 103                                                Page 3 of 4





ITEM 1(a).        NAME OF ISSUER
----------        --------------
                  Rouge Industries, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
---------         -----------------------------------------------
                  P. O. Box 1699, 3001 Miller Road, Dearborn, MI  48121-1639

ITEM 2(a).        NAME OF PERSON FILING
----------        ---------------------
                  Worthington Industries, Inc.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
----------        -----------------------------------------------------------
                  1205 Dearborn Drive, Columbus, OH  43085-4769

ITEM 2(c)         CITIZENSHIP
---------         -----------
                  Ohio

ITEM 2(d)         TITLE OF CLASS OF SECURITIES
---------         ----------------------------
                  Common Stock

ITEM 2(e)         CUSIP
---------         -----
                  779088103

ITEM 3.           Not Applicable
-------

ITEM 4.           OWNERSHIP.
-------           ----------
                  Ownership is based on 22,085,612 total outstanding shares of Common Stock at December 31, 1998.

ITEM 4(a)         AMOUNT BENEFICIALLY OWNED:
---------         --------------------------
                  5,999,600 shares beneficially owned.(1)

Item 4(b)         Percent of Class
---------         ----------------
                  27.2%(2)

Item 4(c)         Number of shares as to which such person has:
---------         ---------------------------------------------
                  (i)      Sole power to vote or to direct the vote:
                           5,999,600 (see Footnote 1)


--------------
(1) Further divided into two classes: 422,000 shares of Class B Common Stock and 5,577,600 shares of Class A Common Stock

(2) This percentage is explained as 5.58% of the issued and outstanding shares of Class B Common Stock and 38.4% of Class A Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock (i) at any time in the discretion of the holder of such shares of Class B Common Stock or (ii) automatically upon the transfer of shares of Class B Common Stock to other than certain permitted transferees

                (ii)     Shared power to vote or to direct the vote:
                         -0-

                (iii)    Sole power to dispose or to direct the disposition of:
                         5,999,600 (see Footnote 1)

                (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.         Ownership of Five Percent or Less of a Class:
-------         ---------------------------------------------
                Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
-------         ----------------------------------------------------------------
                Not Applicable

Item 7.         Identification and Classification of the Subsidiary Which
-------         ---------------------------------------------------------
                Acquired the Security Being Reported on by the Parent Holding
                -------------------------------------------------------------
                Company
                -------
                Not Applicable


Item 8.         Identification and Classification of Members of the Group
-------         ---------------------------------------------------------
                Not Applicable

Item 9.         Notice of Dissolution of Group
-------         ------------------------------
                Not Applicable

Item 10.        Certification
--------        -------------
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                        WORTHINGTON INDUSTRIES, INC.


DATED: February 5, 1999

                                        By: /s/ Dale T. Brinkman
                                           ------------------------------------
                                            Dale T. Brinkman, Vice President-
                                            Administration and Asst. Secretary